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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       Venture Lending & Leasing IV, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]     Rule 13d-1(b)

      [X]     Rule 13d-1(c)

      [_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 10 pages

CUSIP No.    NONE

--------------------------------------------------------------------------------

1. Names of Reporting Persons. Mayo Foundation

                    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)   X

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization         Minnesota

--------------------- ----------------------------------------------------------
Number of Shares
Beneficially by       5.       Sole Voting Power
Owned by Each         6,000 (See Item 4).
Reporting Person      ----------------------------------------------------------
With:
                      6.       Shared Voting Power
                      0
                      ----------------------------------------------------------

                      7.       Sole Dispositive Power
                      6,000 (See Item 4).
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power
                      0
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                    6,000 (See Item 4)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

                    6% (See Item 4)

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

                    HC

--------------------------------------------------------------------------------

                               Page 2 of 10 pages

CUSIP No. .  NONE

--------------------------------------------------------------------------------

1. Names of Reporting Persons. Mayo Foundation Master Retirement Trust

                    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)   X

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization         Minnesota

--------------------- ----------------------------------------------------------
Number of Shares
Beneficially by       5.       Sole Voting Power
Owned by Each         6,000 (See Item 4).
Reporting Person      ----------------------------------------------------------
With:
                      6.       Shared Voting Power
                      0
                      ----------------------------------------------------------

                      7.       Sole Dispositive Power
                      6,000 (See Item 4).
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power
                      0
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                    6,000 (See Item 4)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

                    6% (See Item 4)

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

                    OO

--------------------------------------------------------------------------------

                               Page 3 of 10 pages

Item 1.

         (a)  Name of Issuer:   Venture Lending & Leasing IV, Inc.

         (b)  Address of Issuer's Principal Executive Offices

              2010 North First Street, Suite 310, San Jose, California  95131

Item 2.

         (a) Name of Person Filing: This Schedule is filed on behalf of the following reporting persons: Mayo Foundation and Mayo Foundation Master Retirement Trust.

         (b)  Address of Principal: Business Office or, if none, Residence

              The reporting persons are located at
              200 First Street, Rochester, Minnesota 55905.

         (c)  Citizenship: Mayo Foundation - Minnesota.

              Mayo Foundation Master Retirement Trust - Minnesota.

         (d)  Title of Class of Securities
              Common Stock, $0.001 par value per share.

         (e) CUSIP Number: None.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

         (a)  [_]   Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

         (b)  [_]   Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

         (c)  [_]   Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (d)  [_]   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [_]   An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);

         (f)  [_]   An employee benefit plan or endowment fund in
                    accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)  [_]   A parent holding company or control person in
                    accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)  [_]   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)  [_]   A church plan that is excluded from the definition of
                    an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:

              By reason of the reporting persons' common management, the reporting persons may be deemed to beneficially own, in the

                               Page 4 of 10 pages
              aggregate, 6% of the membership interest (of which 3% is directly held by the Mayo Foundation and 3% is directly held by the Mayo Foundation Master Retirement Trust) in Venture Lending & Leasing IV, LLC (the "Company"), which holds all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, the reporting persons may be deemed to beneficially own, in the aggregate, 6,000 shares (or 6%) of the outstanding shares of Common Stock of the Issuer.

              Mayo Foundation expressly disclaims beneficial ownership of the membership interests of the Company held by Mayo Foundation Master Retirement Trust. Mayo Foundation Master Retirement Trust expressly disclaims beneficial ownership of the membership interests of the Company held by Mayo Foundation.

              In addition, Mayo Foundation expressly disclaims beneficial ownership in the securities of the Issuer except to the extent of its pecuniary interest in the Company. Mayo Foundation Master Retirement Trust expressly disclaims beneficial ownership in the securities of the Issuer except to the extent of its pecuniary interest in the Company.

         (b)  Percent of class:

              By reason of the reporting persons' common management, each reporting person may be deemed to beneficially own, in the aggregate, 6% of the outstanding shares of Common Stock of the Issuer (see (a) above).

         (c)  Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 6,000 shares of Common Stock (see (a) and (b) above).

              (ii)  Shared power to vote or to direct the vote: 0.

              (iii) Sole power to dispose or to direct the disposition of: 6,000 shares of Common Stock (see (a) and (b) above).

              (iv)  Shared power to dispose or to direct the disposition of: 0.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

                               Page 5 of 10 pages

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing IV, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each reporting person certifies that the information set forth in this statement is true, complete and correct.


Date:  December 7, 2004


                                      MAYO FOUNDATION



                                      By:      /s/ Harry N. Hoffman
                                               ---------------------------------

                                      Name:    Harry N. Hoffman

                                      Its:     CIO, Treasurer


Date:  December 7, 2004


                                      MAYO FOUNDATION MASTER RETIREMENT TRUST



                                      By:      /s/ Harry N. Hoffman
                                               ---------------------------------

                                      Name:    Harry N. Hoffman

                                      Its:     CIO, Treasurer


                               Page 6 of 10 pages

                                  Exhibit Index

1        Joint Filing Agreement
24.1     Power of Attorney of Mayo Foundation, dated December 7, 2004.
24.2 Power of Attorney of Mayo Foundation Master Retirement Trust, dated December 7, 2004.





                               Page 7 of 10 pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G, dated March 9, 2005 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing IV, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13G.

Date:  December 7, 2004


                                      MAYO FOUNDATION



                                      By:      /s/ Harry N. Hoffman
                                               ---------------------------------

                                      Name:    Harry N. Hoffman

                                      Its:     CIO, Treasurer


Date:  December 7, 2004


                                      MAYO FOUNDATION MASTER RETIREMENT TRUST



                                      By:      /s/ Harry N. Hoffman
                                               ---------------------------------

                                      Name:    Harry N. Hoffman

                                      Its:     CIO, Treasurer


                               Page 8 of 10 pages